EXHIBIT 99.35

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com info@mercatorminerals.com

NEWS RELEASE	# 2011-27

Mercator Minerals Reports 2011 Third Quarter Production Results

Production of 10.5 million pounds of Copper and 2.0 million pounds of Molybdenum

Vancouver, British Columbia – October 4, 2011 - Mercator Minerals Ltd. (TSX:ML) ("Mercator" or the "Company") is pleased to announce its production results for the three months ended September 30, 2011 from its wholly-owned Mineral Park Mine in Arizona. Production for the quarter totalled 10.5 million pounds of copper, 2.0 million pounds of molybdenum and 178,000 ounces of silver.

During the month of September, the Mineral Park Mine produced nearly 3.9 million pounds of copper, a record 0.7 million pounds of molybdenum, and 68,000 ounces of silver.

Operational Highlights for the three months ended September 30, 2011

●	Mill throughput averaged 36,151 tons per day for the quarter;
●	Total copper production of 10,460,357 pounds (9,342,884 pounds of copper concentrates and 1,117,473 pounds of copper cathode);
●	Production of 1,976,570 pounds of molybdenum contained in concentrates;
●	By-product production of 178,164 ounces of silver in concentrates.

Operational Highlights since Phase II started August 18th for the 44 day period ended September 30, 2011

●	Mill throughput averaged 45,425 tons per day;
●	Record mill throughput of 61,006 tons in a 24 hour period achieved;
●	Mill throughput averaged 53,616 tons per day for one seven day period;
●	Recoveries of copper and molybdenum have increased 7.3% and 3.2%, respectively to average 80.0% for copper and 77.8% for molybdenum.

3rd Quarter Operating Details

Production(1)	Q3 2011	YTD
Copper in concentrate (pounds)	9,342,884	28,725,778
Cathode Copper (pounds)	1,117,473	2,405,466
Total Copper (pounds)	10,460,357	31,131,244
Molybdenum in concentrate (pounds)	1,976,570	4,747,261
Silver (ounces)	178,164	517,401

Mine
Total tons mined	5,699,143	16,467,094
Ore tons mined	2,960,739	8,199,302
Leach tons mined	1,447,456	3,716,450
Low grade tons mined	576,277	1,721,268
Waste tons mined	714,672	2,830,074
Mill
Tons processed	3,325,922	8,886,529
Tons processed per day	36,151	32,551
Copper grade (%)	0.18	0.21
Molybdenum grade (%)	0.039	0.038
Silver grade (oz/t)	0.097	0.113
Recoveries
Copper (%)	77.2	75.8
Molybdenum (%)	76.6	65.2
Silver (%)	55.0	51.4
Concentrates (1)
Copper concentrates (dry ton)	24,806	82,523
Copper (%)	18.8	17.4
Silver (oz/t)	7.18	6.27
Molybdenum concentrates (dry lbs)	4,061,087	9,805,706
Molybdenum (%)	48.7	48.4
(1)  Adjustments based on final settlements will be made in future periods.

Phase II start-up

The construction of Phase II expansion was completed during the third quarter 2011.  The natural gas turbine generator went into service on August 15th.  The Phase II ball mills and rougher flotation circuit went into service on August 18th.  The Phase II crusher went into service September 30th.   The plant has operated individual days in excess of 60,000 tons per day and has averaged over 45,000 tons per day in the first 45 days of commissioning.

Previous guidance for the third quarter 2011 was 12 million pounds of copper and 1.7 million pounds of molybdenum, or 22 million pounds on a copper equivalent basis. Third quarter 2011 production of 10.5 million pounds of copper and 2.0 million pounds of molybdenum is approximately 22.3 million pounds on a copper equivalent basis.

“Phase II start-up is going extremely well with recoveries and mill throughput holding very close to design for both copper and molybdenum. On a copper equivalent basis, we achieved our production targets for the quarter”, says Bruce McLeod, President and CEO of Mercator. “Our focus in the upcoming quarter is to sustain Phase II targeted production levels of at least 50,000 tons per day, while maintaining recovery levels and lowering production costs. With construction of Phase II behind us, we will be providing 5-year production guidance in the coming weeks.”

Copper Forward Sales

After taking into account copper delivered against hedges for the first three quarters of 2011, there are 8.5 million pounds of copper remaining to be delivered in the fourth quarter 2011 at an average price of $3.12 per pound. Further information on the forward sale positions can be found in the Company’s second quarter 2011 financial statements, which can be found on SEDAR (sedar.com) and on the Company’s website (mercatorminerals.com).

3rd Quarter 2011 Financial Results Timing

Third quarter 2011 financial results are expected to be reported on November 14, 2011.  Following the release of the results, a conference call will be scheduled with the details to be released once scheduled.

QA/QC

Gary Simmerman, BSc Mining Eng, FAusIMM, Mercator's VP Mineral Park Mine, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of and verified the Mineral Park technical information contained in this release.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company, with one of the fastest growing base metal profiles in its peer group, is a leading copper and molybdenum producer with a diversified portfolio of high quality operations and projects in the USA and Mexico.  Mercator provides investors exposure to current copper and molybdenum production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to additional copper and moly production through the development of the El Pilar and El Creston deposits in northern Mexico.

For further information please visit www.mercatorminerals.com or contact;
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

D. Bruce Mcleod, P.Eng
President and CEO

Forward Looking Information

This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, future production and mine and power costs, and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) while the Company temporarily ceased placing new ore on the leach pads in late May 2008, the current copper leach operations at Mineral Park remain viable operationally and economically; (3) the milling expansion of Mineral Park will continue to be viable operationally and economically and the balance of the construction will proceed as expected; and (4) any additional financing needed will be available on reasonable terms. The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.